Filed by ActionPoint, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Captiva Software Corporation

Commission File No.: 0-22292

The following is a text of the brochure distributed at the AIIM 2002 tradeshow on March 6-8, 2002 regarding the merger between ActionPoint, Inc. and Captiva Software Corporation.

Forward Looking Statements

The following AIIM brochure regarding the merger contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the expectations, beliefs, plans, intentions and strategies of ActionPoint. Forward- looking statements relating to expectations about future events or results are based upon information available to ActionPoint as of today's date. ActionPoint assumes no obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of ActionPoint or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while ActionPoint and Captiva have entered into a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive necessary shareholder approvals or fail to satisfy any other conditions for closing, the transaction will terminate. Additional risks and uncertainties related to the merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger; the successful integration of the two businesses; timely development, production and acceptance of the products and services contemplated by the proposed merger; and each company's ability to compete in the highly competitive and rapidly changing markets. The revenues and earnings of ActionPoint and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimation of future operating results uncertain. These factors include increased competition due to expanded product offerings; risks associated with new product strategies and the evolving and varying demand for software products; the ability of ActionPoint and the combined company to expand their operations; risks relating to litigation, including litigation over intellectual property rights; general technological and economic factors; and the other risks detailed from time to time in each of ActionPoint's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Actionpoint's report on Form 10-K for the fiscal year ended December 31, 2001, quarterly reports on Form 10-Q and current reports on Form 8-K.

ActionPoint and Captiva Merge!!

ActionPoint, Inc, NASDAQ: ACTP, and Captiva Software Corporation, which is privately held, today jointly announced that they have signed a definitive agreement providing for the merger of their two companies. ActionPoint is the leading provider of Document Capture solutions, and Captiva is the leading provider of Forms Processing solutions. This merger creates a company with annual revenues of approximately $45M and approximately 300 employees worldwide. Considering that the combined size of the document capture and forms processing markets is estimated to be $1.02 billion for 200 by Strategy Partner's report "Document Capture for eBusiness 2001-3", the revenue of the combined company propels it to a top ranking, making it the largest information capture software provider in the world.

The combined company plans to operate under the Captiva Software Corporation name. Kimra Hawley, current ActionPoint Chairman and future Chairman of the combined company, states "We believe that the name Captiva more clearly describes our business as a merged entity, which is the leading provider of capture software."

The combined company also offers a customer list that includes 400 Global 2000 Customers and Governmental Agencies, including Bank of America, Citigroup, Empire Blue Cross, Fidelity Investments, The Home Depot, and Lands End.

The integrated sales force will double market reach and its channel programs will feature well-known integrators and resellers such as Unisys, Lockheed Martin, Xerox Connect, IKON ISS and Computer Sciences Corporation. Product line breadth will increase significantly, including a major expansion of value-added professional service offerings.

The new Board of Directors is composed of members of both companies' Boards. As previously mentioned, Kimra Hawley, current ActionPoint Chairman, will be Chairman of the combined company. Reynolds C. Bish, currently President and CEO of Captiva, will become President and CEO of the newly formed company, while Steve Francis, President and CEO of ActionPoint, will become COO with an initial focus on integrating the two companies' services and software development operations. Bish and Francis will continue as CEOs of their respective companies until the merger is completed.

According to Bish. "ActionPoint and Captiva are an ideal combination. By combining our industry-leading products and services we see a rare opportunity to deliver our customers just what they've been asking for - a complete, integrated solution from a single source." Francis added "ActionPoint and Captiva's products, technology, and industry know-how are extremely complementary as evidenced by our success in teaming to deliver solutions to our joint customers over the past four years, which has given us a valuable head start in integrating the two organizations."

The merger is subject to the approval of the stockholders in both companies and other customary closing conditions.

InvoicePack™ Demonstrated at AIIM

Captiva will be showing InvoicePack, its new invoice capture and processing software built on the award-winning FormWare™ platform. InvoicePack is designed to increase accounts payable staff productivity and improve efficiencies in capturing data from invoices. InvoicePack leverages advances in optical character recognition (OCR) and neural network technologies to locate and extract critical data from invoices with minimal human intervention. The data is then transferred to ERP and accounting systems while images of the invoices can be exported to document imaging systems. This process significantly reduces the need to manually key data from invoices, allowing organizations to reassign 50% or more of their accounts payable staff to more productive areas and generally realize a one-year return- on-investment.

Leading systems integrator and new Captiva Gold Partner Compass Technology Management will implement the first installations of InvoicePack at.. Continued in Captiva Booth #1713

InputAccel 4.0 demonstrated at AIIM

InputAccel 4.0 will be shown at AIIM this year. New features such as XML delivery to Enterprise systems, expanded PDF support including PDF conversion using Acrobat Capture 2.0, Acrobat Capture 3.0, or PrimeOCR™, and a comprehensive release of exporters will all be demonstrated. You can't miss demonstrations featuring the new AutoAnnotate module that provides redaction for images to annotate or block sensitive information on images, the ability to merge annotated or redacted information, and provide the an added level of security to existing processes, support of Microsoft's Active directory and enhancements to the server to provide faster performance in scanning and batch creation. ActionPoint is also offering a sneak peak into its new clustered server capabilities. Continued in ActionPoint Booth #1429

InputAccel supports Kodak i800

The Scan and Rescan modules in InputAccel 4.0 now support the emerging MultiStream™ scanners available from several scanner manufacturers including Eastman Kodak's i800. MultiStream scanners such as the i800 deliver two or more renditions of the same page at a time. InputAccel allows full-color indexing or quality control and full-text OCR on the binary image, followed by export of either or both renditions to a repository. InputAccel also provides enhanced support for multiple TIFF compression methods. ActionPoint and Kodak are demonstrating this technology today at the AIIM 2002 show in San Francisco.

Continued in ActionPoint Booth #1429

Formware™ 4.5 Debuts adds Powerful New Capabilities

Captiva will unveil the latest version of FormWare at AIIM. Version 4.5 expands on FormWare's award-winning product architecture by adding powerful capabilities for processing forms with various formats such as invoices, bills of lading, purchase orders, dental forms, mortgage insurance and real estate tax bills, and credit card applications. FormWare's new "auto training" and "virtual classification" capabilities allow the system to automatically learn new form formats "on the fly", which significantly reduces application development time and maintenance efforts. "Auto Training" allows users to. Continued in Captiva Booth #1713

PixTools 6.0 showing at AIIM

Color imaging processing can be improved with PixTools 6.0! ActionPoint, Inc's Pixel Translations Division is demonstrating the latest version of PixTools at AIIM 2002 in San Francisco. PixTools 6.0 features four new filters: A new Deskew filter that can straighten color, gray or binary images, a ColorDropout filter that removes specified colors from an image, a ColorContentDetection filter that uses threshold and SampleSize properties to determine the amount of color in an image, and a Thresholding filter that will be shown that uses the Brightness and Contrast properties to convert a 24-bit color or 8-bit gray image to a binary image. The beta version of its QuickScan 2.0 technology, which contains an enhanced UI, Profiles to cut down scanning time, and JPEG 2000 support, will also be demonstrated.

Continued in Pixel Translations Booth #1305

Where You Can Find Additional Information

Investors and security holders of both ActionPoint and Captiva Software Corporation ("Captiva") are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by ActionPoint and Captiva with the SEC at the SEC's Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained free of charge from ActionPoint and Captiva.

In addition to the joint proxy statement/registration statement, ActionPoint files annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports statements or other information filed by ActionPoint at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ActionPoint's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation

ActionPoint, its directors, executive officers and certain other members of ActionPoint's management and employees may be deemed to be participants in the solicitation of proxies from ActionPoint stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in ActionPoint's Form 10-K filed with the SEC on April 2, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from ActionPoint.

Captiva, its directors, executive officers and certain other members of Captiva's management and employees may be deemed to be participants in the solicitation of proxies from Captiva stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants may be obtained by calling Rick Russo, the Chief Financial Officer of Captiva, at (858) 320-1001.